SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2006 and December 31, 2005, with
Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

September 30, 2006 and 2005
(In thousands of Brazilian Reais)

Contents

Report of Independent Registered Public Accounting Firm	F - 3
Condensed Consolidated Balance Sheets as of September 30, 2006 (Unaudited) and
December 31, 2005	F - 4
Condensed Consolidated Statements of Income for the three-month and nine-month periods
ended September 30, 2006 and 2005 (Unaudited)	F - 6
Condensed Consolidated Statements of Cash Flows for the nine-month periods ended
September 30, 2006 and 2005 (Unaudited)	F - 7
Condensed Consolidated Statements of Shareholders’ Equity and Comprehensive Income
for the nine-month period ended September 30, 2006 (Unaudited)	F - 8
Notes to Condensed Consolidated Financial Statements (Unaudited) – September 30, 2006	F - 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of September 30, 2006 and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2006 and 2005 and the condensed consolidated statements of cash flows and shareholders’ equity for the nine-month period ended September 30, 2006. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended not presented herein, and in our report dated February 10, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

 ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
October 19, 2006

     GOL LINHAS AÉREAS INTELIGENTES S.A. CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of Brazilian Reais)

	September 30, 2006	December 31, 2005
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 270,397	R$ 106,347
Short-term investments	1,335,797	762,688
Receivables, less allowance (2006 –
R$ 9,798; 2005 – R$ 4,890)	694,276	563,958
Inventories	74,419	40,683
Pre-delivery deposits	62,688	-
Aircraft and engine maintenance deposits	113,058	-
Recoverable taxes and current deferred tax	42,314	13,953
Prepaid expenses	26,876	39,907
Other current assets	93,059	13,102

Total current assets	2,712,884	1,540,638

PROPERTY AND EQUIPMENT
Pre-delivery deposits	453,109	356,765
Flight equipment	316,777	225,724
Other property and equipment	118,736	75,619

	888,622	658,108
Accumulated depreciation	(123,402)	(79,508)

Property and equipment, net	765,220	578,600

OTHER ASSETS
Deposits for aircraft leasing contracts	41,919	22,583
Aircraft and engine maintenance deposits	283,840	386,193
Other	45,339	27,829

Total other assets	371,098	436,605

TOTAL ASSETS	R$ 3,849,202	R$ 2,555,843

	September 30, 2006	December 31, 2005
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$ 119,616	R$ 73,924
Salaries, wages and benefits	86,427	71,638
Sales tax and landing fees	91,162	83,750
Air traffic liability	311,439	217,800
Short-term borrowings	117,731	54,016
Dividends payable	62,962	101,482
Deferred credits	7,852	-
Other accrued liabilities	26,807	43,615
Current portion of long-term debt	4,146	-

Total current liabilities	828,142	646,225

NON-CURRENT LIABILITIES
Long-term debt	750,635	-
Deferred income taxes, net	30,978	63,694
Deferred gains on sale and leaseback transactions	53,786	-
Other	27,444	23,593

	862,843	87,287

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 88,615,674 issued
and outstanding in 2006 and 86,524,136 issued
and 85,952,136 outstanding in 2005	846,125	843,714
Common shares, no par value; 107,590,792 and
109,448,497 issued and outstanding in 2006 and
2005, respectively	41,500	41,500
Paid-in capital	35,257	32,273
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,197,718	858,856
Accumulated other comprehensive income	(1,960)	6,411

Total shareholders’ equity	2,158,217	1,822,331

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$ 3,849,202	R$ 2,555,843

See accompanying notes to condensed consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of Brazilian Reais, except per share amounts)

	Three-Months ended		Nine-Months ended
	September 30,		September 30,

	2006	2005	2006	2005

NET OPERATING REVENUES
Passenger	R$ 1,010,178	R$ 665,374	R$ 2,626,885	R$ 1,755,046
Cargo and Other	72,793	31,284	163,130	92,939

Total net operating revenues	1,082,971	696,658	2,790,015	1,847,985

OPERATING EXPENSES
Salaries, wages and benefits	111,709	66,060	283,368	177,249
Aircraft fuel	357,711	208,711	895,773	547,499
Aircraft rent	67,498	62,135	207,427	176,394
Sales and marketing	126,041	80,439	329,001	231,096
Landing fees	50,181	24,190	112,190	64,631
Aircraft and traffic servicing	45,129	25,869	117,310	63,240
Maintenance materials and repairs	31,990	5,951	92,202	30,246
Depreciation	16,716	8,523	45,165	23,601
Other operating expenses	42,933	31,557	118,422	88,583

Total operating expenses	849,908	513,435	2,200,858	1,402,539

OPERATING INCOME	233,063	183,223	589,157	445,446

OTHER INCOME (EXPENSE)
Interest expense	(24,497)	(8,812)	(51,409)	(19,257)
Capitalized interest	9,149	5,258	16,854	14,379
Exchange variation loss	(4,153)	(54)	(8,464)	(445)
Interest income	42,578	36,710	130,984	102,094
Other gains (losses)	(2,084)	(6,407)	(13,585)	(21,439)

Total other income (expense)	20,993	26,695	74,380	75,332

INCOME BEFORE INCOME TAXES	254,056	209,918	663,537	520,778

Income taxes	(64,050)	(71,728)	(187,056)	(178,127)

NET INCOME	R$ 190,006	R$ 138,190	R$ 476,481	R$ 342,651

EARNINGS PER COMMON AND PREFERRED
SHARE:

Basic	R$ 0.97	R$ 0.71	R$ 2.43	R$ 1.79
Diluted	R$ 0.97	R$ 0.70	R$ 2.43	R$ 1.78

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of Brazilian Reais)

	Nine months ended September 30,

	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 476,481	R$ 342,651
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation	45,165	23,601
Deferred income taxes	(15,404)	27,500
Provision for doubtful accounts receivable	4,908	1,172
Capitalized interest	(16,854)	(14,379)
Changes in operating assets and liabilities:
Receivables	(135,226)	(130,581)
Inventories	(33,736)	(19,645)
Accounts payable and other accrued liabilities	45,692	(10,686)
Deposits for aircraft and engine maintenance	(10,705)	(87,379)
Air traffic liability	93,639	33,835
Dividends payable	17,249	-
Other, net	(59,226)	19,323

Net cash provided by operating activities	411,983	185,412

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(19,336)	-
Acquisition of property and equipment	(135,441)	(71,374)
Pre-delivery deposits	(142,178)	(275,952)
Change in short term investments, net	(573,109)	(329,370)

Net cash used in investing activities	(870,064)	(676,696)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings	63,715	(51,671)
Long-term borrowings	754,781	-
Issuance of preferred shares	-	258,123
Other, net	(2,976)	-
Dividends paid	(193,389)	(60,003)

Net cash provided by financing activities	622,131	146,449

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	164,050	(344,835)

Cash and cash equivalents at beginning of the period	106,347	405,730

Cash and cash equivalents at end of the period	R$ 270,397	R$ 60,895

Supplemental disclosure of cash flow information
Interest paid	R$ 51,409	R$ 8,924
Income taxes paid	R$ 198,677	R$ 144,415
Non cash investing activities
Accrued capitalized interest	R$ 16,854	R$ 14,379

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (In thousands of Brazilian Reais, except for share information)

	Common Shares		Preferred Shares		Additional		Retained Earnings		Accumulated

						Deferred			other
					paid in					Total
	Shares	Amount	Shares	Amount		compensation	Appropriated	Unapropriated	comprehensive
					capital				income

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331
Comprehensive income:
Net income	-	-	-	-	-	-	-	476,481	-	476,481
Changes in fair value of derivative instruments	-	-	-	-	-	-	-	-	(8,371)	(8,371)

Total Comprehensive income	-	-	-	-	-	-	-	-	-	468,110
Paid-in subscribed capital	(1,857,705)	-	2,663,538	2,411	-	-	-	-	-	2,411
Deferred compensation	-	-	-	-	4,641	(4,641)	-	-	-	-
Amortization of deferred compensation	-	-	-	-		2,984	-	-	-	2,984
Dividends and interest on stockholders’ equity payable	-	-	-	-	-	-	-	(137,619)	-	(137,619)

Balance at September 30, 2006 (Unaudited)	107,590,792	R$ 41,500	88,615,674	R$ 846,125	R$ 39,275	R$ (4,018)	R$ 39,577	R$ 1,197,718	R$ (1,960)	R$ 2,158,217

See accompanying notes to condensed consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting (USGAAP), using Brazilian Reais as the functional and reporting currency. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, the consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Actual results could differ from these estimates.

Consolidated quarterly information includes accounts of Gol Linhas Aéreas Inteligentes S.A. and of its wholly-owned subsidiaries Gol Transportes Aéreos S.A. (GTA), GAC Inc., Gol Finance and Gol Finance LLP. The parent company’s participation in capital stock, reserves and retained earnings of the controlled companies has been eliminated.

The exchange rates at September 30, 2006 and September 30, 2005 were R$ 2.1742 and R$ 2.2222, respectively. The average exchange rates for the third quarter of 2006 and 2005 were R$ 2.1709 and R$ 2.3434 respectively per U.S. Dollar (these rates provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The results of the nine-month period ended September 30, 2006 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2006. The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2005.

For further information, refer to the consolidated financial statements for the year ended December 31, 2005 and footnotes thereto included in the Company’s financial statements filled with the SEC.

Aircraft and engine maintenance deposits. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance reserves to aircraft and engine lessors that are to be applied towards the cost of future maintenance events. If there are sufficient funds on deposit to pay the invoices submitted, they are paid. If amounts on deposit are insufficient to cover the invoices, we must cover the shortfall as we are legally responsible for maintaining the leased aircraft. The maintenance reserves paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider. Therefore, we record these amounts as prepaid maintenance within Current Assets and Other Assets on our balance sheet and then recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Any excess amounts retained by the lessor upon the expiration of the lease, which are not expected to be material, would be recognized as additional aircraft rental expense at that time.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Summary of Significant Accounting Policies (Continued)

Pre-delivery deposits. The amount of pre-delivery deposits for aircraft to be refunded during the next twelve months is classified in current assets.

Deferred gains on sale and leaseback transactions. SFAS No. 28, "Accounting for Sales with Leaseback", defines a sale-leaseback as a financing transaction in which any income or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used for leases classified as operating leases. We amortize deferred gains on the sale and leaseback of equipment over the lives of these leases. The amortization of these gains is recorded as a reduction to rent expense.

Return conditions. The Company finances all of its aircraft through leases accounted for as operating leases. Our leases require that the Company is responsible for all maintenance costs on aircraft and engines, and it must meet specified airframe and engine return conditions upon lease expiration. If these return conditions are not met by the Company, the leases require financial compensation to the lessor. The Company accrues ratably, if estimable, the total costs that will be incurred by the Company to render the aircraft in a suitable return condition per the contract. To date no amount has been estimable; therefore no accrual has been recorded.

2. Cash and Cash Equivalents and Short-term Investments

	September 30, 2006		December 31, 2005

Cash and cash equivalents
Cash on hand	R$	65,885	R$	25,964
Investments in local currency
Financial investment funds		85,328		44,816
Public Securities		2,139		34,567
Bank Deposit Certificates – CDBs		85,919		1,000

		173,386		80,383
Investments in foreign currency
Financial Investment Funds and Public Securities		31,126		-

Total cash and cash equivalents	R$	270,397	R$	106,347

Short-term investments
Bank Deposit Certificates – CDBs		434,959	R$	309,757
Public securities		227,372		452,931
Fixed income securities		673,466		-

Total short-term investments	R$	1,335,797	R$	762,688

3. Stock-Based Compensation

Stock options. The Company accounts for stock-based compensation under the fair value method in accordance with SFAS 123(R), “Share-Based Payment”, which superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees,” after December 2005. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

3. Stock-Based Compensation (Continued)

SFAS 123(R) permits companies to adopt its requirements using either a “modified prospective” method, or a “modified retrospective” method. Under the modified prospective method, compensation cost is recognized in the financial statements for new awards and to awards modified, repurchased, or cancelled after the required effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. The Company has adopted SFAS 123(R) in the first quarter of 2006 using the modified prospective method. The impact of this change in accounting principle in the nine-month period ended September 30, 2006 was to increase stock-based employee compensation expense by R$ 646, resulting in total stock-based employee compensation expense in the nine months of R$ 2,984.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended for the nine months ended September 30, 2005:

	September 30, 2005

Net income, as reported	R$	342,651
Add: Stock-based employee compensation using intrinsic value		4,610
Deduct: Stock-based employee compensation expense determined under the
fair value method		(4,713)

Pro forma net income	R$	342,548

Earnings per common and preferred shares:

Basic as reported		1.79
Basic pro forma		1.78
Diluted as reported		1.78
Diluted pro forma		1.78

The fair value for these stock options was estimated at the date of grant using the Black-Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39.0%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

4. Long-term Debt

September 30, 2006

Foreign currency:
5.00 % Bank loan	131,405
7.17 % IFC loan	107,150
8.75 % Perpetual notes	453,414

691,969
Local currency:
10.15 % BNDES loan	58,666

Long-term debt	750,635

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

4. Long-term Debt (Continued)

In April 2006, the Company’s wholly-owned subsidiary Gol Finance issued US$ 200 million (R$455 million) 8.75% perpetual notes that have no fixed final maturity date and are callable at par at the option of the issuer after five years. At September 30, 2006, there was R$ 453,414 outstanding under this facility.

In April 2006, the Company’s wholly-owned subsidiary GAC Inc., arranged a US$ 60 million (R$ 130 million) borrowing facility with Credit Suisse. The term of the facility is 2.7 years with an annual interest rate of 3-month Libor. At September 30, 2006, there was US$ 60,438 (R$ 131,405) outstanding under this facility.

In June 2006, GTA signed long-term borrowing agreements for R$ 75.7 million (US$ 35.0 million) with the BNDES (the Brazilian Development Bank) and for R$ 108 million (US$ 50 million) with the International Finance Corporation (IFC). The BNDES credit line financed a major portion of the construction and expansion of the Gol Aircraft Maintenance Center at the International Airport of Confins, in the state of Minas Gerais. The term of the BNDES loan is five years with an interest rate of 2.65% over the long-term borrowing rate –TJLP (7.50% p.a. during the third quarter). The loan from the International Finance Corporation (IFC) financed the acquisition of aircraft spare parts inventories and working capital. The term of the IFC loan is six years with a rate of 1.875% over the 3-month Libor. As of September 30, 2006, there were outstanding R$ 58,666 (US$ 26,983) in the long-term and R$ 4,146 (US$ 1,907) in the short-term under the BNDES agreement and R$107,150 (US$ 49,614) under the IFC agreement.

5. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During the third quarter of 2006 and 2005, the Company paid R$ 813 and R$ 104 (R$ 515 and R$ 0) to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. (expiring on March 31, 2008) for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During the third quarters of 2006 and 2005, the Company paid R$ 88 to this company.

The payments to and from the related parties are in the normal course of business and were based on prevailing market rates.

6. Shareholders’ Equity

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (7.50% p.a. for the third quarter of 2006). For the quarter ended September 30, 2006, the Company’s statutory consolidated financial statements presented a net profit of R$ 245,932 (R$116,798 in 2005). The Company accrued a total of R$ 62,495 of interim dividends payable represented by R$ 29,506 of interest on stockholder’s equity and R$ 32,592 of dividends for payment in the fourth quarter of 2006, which is included in current liabilities.

7. Lease and Other Commitments

The Company leases aircraft in operation, airport terminal space, other airport facilities, office space and other equipment. At September 30, 2006, the Company leased 54 aircraft under operating leases (as compared to 42 aircraft at December 31, 2005), with initial lease term expiration dates ranging from 2006 to 2014.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

7. Lease and Other Commitments (Continued)

The Company has contractual obligations and commitments primarily for future purchases of aircraft, payment of debt, and lease agreements. The following table provides a summary of our principal payments under current and long-term debt obligations, operating lease commitments, aircraft purchase commitments and other obligations at September 30 :

						Beyond
(in 000)	2006	2007	2008	2009	2010	2010	Total

Long-term debt obligations (1)	-	33,407	179,931	48,599	17,858	17,426	297,221
Operating lease commitments (2)	338,790	275,806	223,244	137,321	93,750	206,837	1,275,748
Pre-delivery deposits (3)	82,693	116,003	80,206	66,748	69,998	81,424	497,072
Aircraft purchase commitments (4)	233,704	327,846	226,676	188,640	194,435	227,859	1,399,160

Total	655,187	753,062	710,057	441,308	376,041	533,546	3,469,201

(1)	The long-term debt obligations do not include the perpetual notes.

(2)	The future lease payments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 50,650 as guarantee of payments for aircraft leasing.

(3)	The Company makes payments for aircraft acquisitions utilizing the proceeds from equity and debt financings, cash flow from operations, short and medium-term credit lines and supplier financing.

(4)
The Company has a purchase contract with Boeing for 95 Boeing 737-800 Next Generation aircraft, under which the Company currently has 61 firm orders and 34 purchase options. The firm orders have an approximate value of R$ 9,327 million (corresponding to approximately US$ 4,290 million) based on the aircraft list price, including estimated amounts for contractual price escalations and pre-delivery deposits.

Aircraft purchase commitments do not include the portion to be financed with long-term financing guaranteed by the U.S. Exim Bank (approximately 85% of the total acquisition cost). During the third quarter of 2006, the Company entered into sale-leaseback agreements for eight Boeing 737-800 Next Generation aircraft, six of which were delivered during the third quarter of 2006, and two which will be delivered during the fourth quarter of 2006.

8. Financial Instruments and Concentration of Risk

At September 30, 2006 and December 31, 2005, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos, Bolivian Bolivianos, Chilean Pesos, Paraguay Guaranis and Uruguay Pesos from flights between Brazil, Argentina, Bolivia, Chile, Paraguay and Uruguay). However, its liabilities, particularly those related to aircraft leasing and acquisition, are US dollar-denominated. The Company’s currency exchange exposure at September 30, 2006 is as set forth below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

8. Financial Instruments and Concentration of Risk (Continued)

	September 30, 2006	December 31, 2005

Assets
Cash and cash equivalents and short-term investments	752,610	11,120
Deposits for aircraft leasing contracts	43,236	22,583
Prepaid aircraft and engine maintenance	18,782	14,133
Advances to suppliers	-	48,793
Other	28,487	9,713

Total assets	843,115	106,342

Liabilities
Foreign suppliers	27,036	15,628
Leases payable	23,392	13,127
Insurance premium payable	-	25,371

Total liabilities	50,428	54,126

Exchange exposure	792,687	52,216

Exchange exposure in thousands of U.S. dollars	364,588	22,308

Off-balance sheet transactions exposure
Operating Leases	1,275,748	902,658
Aircraft commitments	1,399,160	1,592,238

Total exchange exposure	3,467,595	2,547,112

Total exchange exposure in thousands of U.S. dollars	1,594,883	1,088,184

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

The Company utilizes financial derivative instruments with first-tier banks for cash management purposes. The Company currently has synthetic fixed income options and swap agreements to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments.

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in the third quarter of 2006 and 2005 represented approximately 41.6% and 40.6% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company’s fuel derivative contracts (in thousands, except as otherwise indicated):

	September 30,	December 31,
	2006	2005

Fair value of derivative instruments at the end of the quarter	R$ (3,526)	8,464
Average remaining term (months)	5	8
Hedged volume (barrels)	2,144,000	1,431,000

Quarter ended September 30:	2006	2005

Hedge effectiveness gains recognized in aircraft fuel expense	-	R$ 3,342
Hedge ineffectiveness gains (losses) recognized in other income (expense)	R$ (322)	-
Percentage of actual consumption hedged (during quarter)	85%	52%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

8. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

The Company utilizes financial derivative instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge approximately 79%, 34% and 29% of its jet fuel requirements for the fourth quarter of 2006, first quarter of 2007 and second quarter of 2007, respectively, at average crude equivalent prices of approximately US$ 76, US$ 69 and US$ 72 per barrel, respectively.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense. The Company is exposed to the risk that periodic changes will not be effective, as defined, or that the derivatives will no longer qualify for special hedge accounting. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal the change in the value of the aircraft fuel being hedged or the change in value of the Company’s expected future cash outlay to purchase and consume jet fuel. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change.

Ineffectiveness is inherent in hedging jet fuel with derivative positions based in other crude oil related commodities, especially given the recent volatility in the prices of refined products. Due to the volatility in markets for crude oil and related products, the Company is unable to predict the amount of ineffectiveness each period, including the loss of hedge accounting, which could be determined on a derivative by derivative basis or in the aggregate. In specific instances, the Company has determined that specific hedges will not regain effectiveness in the time period remaining until settlement and therefore must discontinue special hedge accounting, as defined by SFAS 133. When this happens, any changes in fair value of the derivative instruments are marked to market through earnings in the period of change.

The Company continually looks for better and more accurate methodologies in forecasting future cash flows relating to its jet fuel hedging program. These estimates are used in the measurement of effectiveness for the Company’s fuel hedges, as required by SFAS 133. During second quarter 2006, the Company revised its method for forecasting future cash flows. Previously, the Company had estimated future cash flows using actual market forward prices of like commodities and adjusting for historical differences from the Company’s actual jet fuel purchase prices. The Company’s new methodology utilizes a statistical-based regression equation with data from market forward prices of like commodities, and will not have a material impact on the financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

8. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

During the three months ended September 30, 2006, the Company recognized approximately R$215 (US$ 98) of additional net losses in Other (gains) losses, net, related to the ineffectiveness of its hedges and the loss of hedge accounting for certain hedges. Of this net total, approximately R$107 (US$ 49) was ineffectiveness expense and mark-to-market losses related to contracts that settled during third quarter 2006. As of September 30, 2006 there was R$ 2,327 (US$ 1,070), net of taxes, on unrealized losses with jet fuel hedges recorded in “comprehensive income”.

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	September 30, 2006	December 31, 2005

Fair value of derivative instruments at the end of period	R$ 556	R$ 1,249
Longest remaining term (months)	2	1
Hedged volume	R$ 220,137	R$ 135,129

Quarter ended September 30:	2006	2005

Hedge effectiveness gains (losses) recognized in operating expenses	R$ (6,655)	R$ (2,352)
Hedge ineffectiveness losses recognized in other expenses	R$ (1,560)	R$ (4,480)
Percentage of expenses hedged (during quarter)	52%	50%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of September 30, 2006 the unrealized gain with exchange rates recorded in “comprehensive income” was R$ 367, net of taxes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

8. Financial Instruments and Concentration of Risk (Continued)

b) Exchange rates (Continued)

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

c) Cash management

The Company utilizes financial derivative instruments for cash management purposes. The Company utilizes synthetic fixed income options and swaps to obtain the Brazilian overnight deposit rate from fixed-rate or dollar-denominated investments. The Company enters into synthetic fixed income option contracts with first-tier banks registered in the Brazilian CETIP clearing house. As of September 30, 2006, the total amount invested in synthetic fixed-income option contracts was R$ 69,000 with average term of 15 days. The Company utilizes swap agreements to change the remuneration of a portion of its short term investments to the Brazilian overnight deposit rate (“CDI”). As of September 30, 2006, the notional amount of fixed-rate swaps to CDI was R$ 114,000 with a fair value of R$ (54), and the notional amount of dollar-denominated swaps to CDI was R$ 245,656 with a fair value or R$ 4,404. The change in fair value of these swaps is recognized in interest income in the period of change.

9. Income Taxes

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at September 30, 2006 and September 30, 2005, is as follows:

	Nine-month periods ended
	September 30,

	2006	2005

Income before income taxes	663,537	520,778
Nominal composite rate	34.0%	34.0%

Income tax by the nominal rate	225,603	177,064
Interest on stockholders’ equity	(32,962)	-
Other permanent differences	(5,585)	1,063

Income tax expense	187,056	178,127

Effective rate	28.2%	34.2%

10. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share is computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

10. Earnings per Share (Continued)

	Three-month ended		Nine-month ended
	September 30,		September 30,

	2006	2005	2006	2005

Numerator
Net income applicable to common and preferred
shareholders for basic and diluted earnings per
share	190,006	138,190	476,481	342,651

Denominator
Weighted-average shares outstanding for basic
earnings per share (in thousands)	196,206	195,269	196,069	191,966

Effect of dilutive securities:
Executive stock options (in thousands)	81	781	133	814

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per
shares (in thousands)	196,287	196,050	196,202	192,781

11. Insurance Coverage and Special Charges

The Company maintains insurance coverage in amounts it considers necessary for eventual claims, in compliance with limits specified in its leasing contracts. At September 30, 2006, the Company’s insurance coverage was as follows:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	3,265,068	1,501,733
Civil Liability per occurrence/aircraft	1,630,650	750,000
Warranty – Hull/War	3,265,068	1,501,733
Inventories	206,549	95,000

On September 29, 2006, an aircraft performing Gol Airlines Flight 1907 from Manaus enroute to Rio with a stop in Brasilia, was involved in a mid-air collision with a private aircraft of ExcelAir. The Gol aircraft, a new Boeing 737-800 Next Generation, went down in the Amazon forest and there were no survivors among the 148 passengers and six crew members. The ExcelAir aircraft, a new Embraer Legacy 135 BJ, performed an emergency landing and all of its seven occupants were unharmed. The Company continues to cooperate fully with all regulatory and investigatory agencies to determine the cause of this accident. The Company does not have sufficient information to estimate the amount of claims relating to this accident. The Company maintains insurance for the coverage of these risks, claims and liabilities, and the payments for damages and the aircraft will be covered by the insurance maintained. The Company does not expect any liability arising from the accident involving Flight 1907 to have a material adverse effect on the financial position or results of operation of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.